SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: April 13, 2004

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 5. Other Events.

On April 13, 2004 FiberMark announced it would begin trading on the OTC Bulletin Board on April 13, 2004. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
99.1*	Press release dated April 13, 2004

_____

*   Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: April 13, 2004   By: _____

    John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are hereby filed as part of this Form 8-K:

Exhibit No.	Description
99.1	Press release dated April 13, 2004

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302

Tel 802 257 0365
Fax 802 257 5900
E-mail info@fibermark.com

news release



FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                          Director of Investor Relations and
                                          Corporate Communications
                                          802 257 5981

FIBERMARK, INC., TO BEGIN TRADING ON THE
OTC BULLETIN BOARD APRIL 13, 2004

BRATTLEBORO, Vt.—April 13, 2004—FiberMark, Inc. (OTC: FMKIQ) today announced that it will be available for trading on the Nasdaq-operated Over-the-Counter Bulletin Board (OTCBB), when the market opens on April 13, 2004.   The company will trade under the ticker symbol "FMKIQ". To prepare for this transition, FiberMark voluntarily delisted its shares from the American Stock Exchange ("Amex"). As a result, trading was permanently suspended on Amex effective with the close of trading on April 12, 2004. The company formerly traded under the symbol "FMK".

The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information for over-the-counter equity securities. OTC securities are traded by a community of market makers that enter quotes and trade through a sophisticated computer network. Over 3,600 companies trade on the OTC. Information on the OTCBB can be found at www.otcbb.com.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This press release contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Forms 10K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site: www.fibermark.com.

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